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                           EDDIE BAUER HOLDINGS, INC.
                              15010 NE 36th Street
                               Redmond, WA 98052

                                                                January 25, 2006

Via EDGAR


William Choi - Accounting Branch Chief
Eloise Quarles - Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

                         Re: Eddie Bauer Holdings, Inc.
             Registration Statement on Form 10 (File No. 000-51676)

Dear Mr. Choi and Ms. Quarles:

Eddie Bauer Holdings, Inc., a Delaware corporation, hereby respectfully requests the withdrawal of its registration statement on Form 10 (File No. 000-51676), as filed with the Securities and Exchange Commission on December 15, 2005.

In the absence of this withdrawal request, the Form 10 would automatically become effective by lapse of time on February 13, 2006, which is 60 days after December 15, 2005, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Our grounds for withdrawal relate to our expectation that we may need to restate our financial statements included in the Form 10. We are in the process of working with outside consultants to review these financial statements. However, we do not expect this review process or the audit by our independent registered public accounting firm of our 2005 financial statements to be completed by February 15, 2006, which is the date under Rule 3-12(d) of Regulation S-X on which we would be required to include audited 2005 financial statements in our Form 10. For these reasons, we respectfully request withdrawal of the Form 10.

We currently anticipate that we will refile with the Commission a new registration statement on Form 10 as soon as practicable after completion of the review by our outside consultants and after completion of the audit of our 2005 financial statements. We understand our obligations under Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request, please do not hesitate to contact Shelley Milano, General Counsel, at (425) 755-6179.

                                             Sincerely,

                                             /s/ Fabian Mansson
                                             ------------------------------
                                             Name:  Fabian Mansson
                                             Title: President and
                                                    Chief Executive Officer


cc:     Shelley Milano
            Senior Vice President and General Counsel
        Abigail Arms
            Shearman & Sterling LLP